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                               February 3, 2021

       Eric Richman
       Chief Executive Officer
       Gain Therapeutics, Inc.
       4800 Hampden Lane, Suite 200
       Bethesda, MD 20814

                                                        Re: Gain Therapeutics,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
29, 2021
                                                            CIK No. 0001819411

       Dear Mr. Richman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1, Submitted January 29, 2021

       Management, page 95

   1. We note your response to our prior comment number 6. For each of your four new directors, please
revise to briefly discuss the specific experience, qualifications, attributes or skills that led to
the conclusion he or she should serve as a director for your company, in light of your
business and structure. Please also state how long each director has served as a director of your
company.
       Executive and Director Compensation, page 101

   2.                                                   We note that page 111
cross-references    Executive and Director Compensation   Gain
                                                        Therapeutics Inc. 2020
Omnibus Incentive Plan,    starting on page 103, with respect to
 Eric Richman
Gain Therapeutics, Inc.
February 3, 2021
Page 2
      certain information concerning the amount of options granted under your 2020 Equity
      Incentive Plan to directors and the terms thereof, but such information is not provided in that section or elsewhere. Please revise the appropriate disclosure starting on page 103 to include the amount of options granted under your 2020 Equity Incentive Plan to directors.
Certain Relationships and Related Party Transactions, page 108

3. Please reconcile the description of the shares issued in connection with the merger with
      GT Gain Therapeutics SA on page 108, in which you state that you issued 2,250,000 shares of common stock and 1,346,390 shares of Series A Preferred Stock, with the description on page F-42 where you state that you issued 1,772,736 shares of common stock in connection with the merger, or advise.
Exclusive Forum, page 177

4. We note that your revised disclosure in response to prior comment 7 indicates that your exclusive forum provision will apply to Securities Act claims. Please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Exhibits

5. We note your response to our prior comment number 2. Please tell us why you believe the collaboration agreement with Sumitomo is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
6. Please file as an exhibit the employment agreement with Salavtore Calabrese mentioned on page 102 pursuant to Item 601(b)(10) of Regulation S-K.
       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameEric Richman
                                                            Division of
Corporation Finance
Comapany NameGain Therapeutics, Inc.
                                                            Office of Life
Sciences
February 3, 2021 Page 2
cc:       Andrea Nicolas, Esq.
FirstName LastName